UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES INC.
(Registrant)

Date: July 23, 2026	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Contacts:

In Taiwan Jesse Huang ChipMOS TECHNOLOGIES INC. +886-6-5052388 ext. 7715 IR@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS SCHEDULES SECOND QUARTER 2026 FINANCIAL RESULTS SEMIANNUAL CONFERENCE CALL

Hsinchu, Taiwan, July 23, 2026 - ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and Nasdaq: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today announced that it will report second quarter 2026 results and host a semiannual conference call after the close of trading on the Taiwan Stock Exchange on Tuesday, August 11, 2026.

Investors and analysts are encouraged to participate in the semiannual conference call using the dial-in phone number noted below. A webcast and replay will be available on the Company’s website.

Date: Tuesday, August 11, 2026

Time: 3:00PM Taiwan (3:00AM New York)

Dial-In: +886-2-3396 1191

Password: 1637011 #

Semiannual Conference Call Webcast and Replay: https://www.chipmos.com/chinese/ir/info2.aspx

Replay: Starts Approximately 2 hours after the live call ends

Language: Mandarin

Note: A transcript will be provided on the Company’s website in English following the semiannual conference call to help ensure transparency, and to facilitate a better understanding of the Company’s financial results and operating environment.

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and Nasdaq: IMOS) (www.chipmos.com) is an industry leading provider of outsourced semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan, ChipMOS is known for its track record of excellence and history of innovation. The Company provides end-to-end assembly and test services to leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries serving virtually all end markets worldwide.

Forward-Looking Statements:

This press release may contain certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategies, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding current macroeconomic conditions, including the impacts of high inflation, foreign exchange rates and risk of recession, on demand for our products, consumer confidence and financial markets generally; changes in trade regulations, policies, and agreements and the imposition of tariffs that affect our products or operations, including potential new tariffs that may be imposed and our ability to mitigate with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, based on a number of important factors and risks, which are more specifically identified in the Company’s most recent U.S. Securities and Exchange Commission (the “SEC”) filings. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the SEC and in its other filings with the SEC.